UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2004

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Transition Period from ………… to……………

COMMISSION FILE NUMBER 1-12333

Iomega Retirement and Investment Savings Plan
 (Full title of the plan)

Iomega Corporation
(Name of issuer of the securities held in the plan)

10955 Vista Sorrento Parkway, San Diego, CA 92130
(Address of principal executive offices)

(858) 314-7000
(Registrant's telephone number, including area code)

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2004 and 2003 and for the
Year Ended December 31, 2004

Together With Report of
Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Steering Committee and Participants of the
Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003 and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BDO Seidman, LLP BDO Seidman, LLP

Costa Mesa, California
June 9, 2005

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Index to Financial Statements and Schedule

                                                                                               Page
                                                                                               ----
Statements of Net Assets Available for Benefits
   as of December 31, 2004 and 2003                                                              1

Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2004                                                          2

Notes to Financial Statements                                                                  3 - 9

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
   as of December 31, 2004                                                                      10

Signature                                                                                       11

Exhibit Index                                                                                   12

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                As of December 31,
                                                                          -----------------------------
                                                                                2004           2003
                                                                          ------------     ------------
 Investments, at Fair Value as Determined by Quoted  Market Price:
    Contrafund                                                            $ 13,408,155     $ 13,641,895
    Equity Income II Fund                                                    4,004,036        4,391,898
    Spartan U.S. Equity Index Portfolio                                      3,879,582        4,278,247
    Magellan Fund                                                            3,499,803        4,343,590
    Retirement Money Market Portfolio                                        2,504,289        3,398,542
    U.S. Bond Index Fund                                                     2,448,964        2,531,411
    Fidelity Low Priced Stock Fund                                           2,216,303        1,620,929
    Asset Manager Fund                                                       2,095,954        2,097,974
    Diversified International Fund                                           1,843,786        1,604,814
    Export and Multinational Fund                                            1,768,588        2,113,148
    Ariel Fund                                                               1,304,857          768,071
    Oakmark Select Fund                                                      1,299,918        1,702,986
    Real Estate Investment Portfolio                                           629,051          633,683
    Alger MidCap Growth Institutional Portfolio                                601,454          480,084
    Short-Term Bond Portfolio                                                  494,974          728,275
    Iomega Stock Fund:
       Common stock                                                            829,333          640,512
       Cash                                                                     41,333           32,817
    U.S. Government Reserves Fund                                                2,363            2,338

 Investments at Estimated Fair Value:
    Managed Income Portfolio                                                 2,667,670        3,028,759

 Participant Loans                                                             579,675          572,658
                                                                          ------------     ------------
       Total Investments                                                    46,120,088       48,612,631
                                                                          ------------     ------------

 Receivables:
    Participant contributions                                                        -           78,051
    Employer contributions                                                           -           59,381
                                                                          ------------     ------------
       Total receivables                                                             -          137,432
                                                                          ------------     ------------

 Net Assets Available for Benefits                                        $ 46,120,088     $ 48,750,063
                                                                          ============     ============

The accompanying notes to financial statements are
an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

 Additions to Net Assets:
    Cash Contributions:
       Employee                                                                            $  2,545,709
       Employer                                                                               1,072,239
       Rollover                                                                                   8,398
                                                                                           ------------
          Total cash contributions                                                            3,626,346
                                                                                           ------------

    Investment Income:
       Interest and dividends                                                                   997,742
       Net realized and unrealized appreciation in fair value of investments                  3,702,864
                                                                                           ------------
          Total investment gain, net                                                          4,700,606
                                                                                           ------------
           Total additions, net                                                               8,326,952
                                                                                           ------------

 Reductions in Net Assets:
    Distributions to participants                                                           (10,932,002)
    Administrative fees                                                                         (24,925)
                                                                                           ------------
       Total reductions                                                                     (10,956,927)
                                                                                           ------------
 Net decrease in net assets available for benefits                                           (2,629,975)

 Net assets at beginning of year                                                             48,750,063
                                                                                           ------------
 Net assets at end of year                                                                 $ 46,120,088
                                                                                           ============

The accompanying notes to financial statements are
an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1) Plan Description

Participation

Iomega Corporation (“Iomega” or the “Company”) adopted the Iomega Retirement and Investment Savings Plan (the “Plan”) effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. Fidelity Management Trust Company (“Fidelity”) serves as trustee of the Plan. Iomega administers the Plan through the use of a steering committee comprised of various members of management with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Eligibility, Contributions and Benefits

Full-time or part-time employees who have attained 19 years of age are eligible to participate in the Plan on their first day of employment. Each employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its allocation to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 50 percent of qualifying gross compensation (base compensation and any bonus or profit sharing payments) on a before-tax basis, subject to IRS limitations.

Employer matching contributions consist of a basic match of up to $750 per participant, an additional basic match of 60 percent of a participant’s contributions over $750 up to 8 percent of eligible earnings and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the IRS. The employer contributions for the basic and additional basic match for 2004 were $1,072,239. There was no discretionary performance match in 2004. The allocation of employer contributions are directed by the participant based on the employee contribution allocation to the Plan funds. After two years of service, employees become fully vested in all matching contributions. Until the completion of two years of service, employees are not vested in matching contributions.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, for any reason, participants may elect to roll over or direct transfer into another employer’s qualified plan or an IRA, receive payment from their accounts in a lump sum, periodic installments or under certain circumstances, an annuity. Participants with a vested account balance exceeding $5,000, whose employment with the Company has been terminated, have the option of leaving their money in the Plan. Employee participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

(1) Plan Description (Continued)

Investment Options

Employees can currently direct their contributions into any of 14 different investment options. The Plan also had four investment options into which no new contributions (either through payroll contributions or through transfers) could be made. See Note 5 for more detail about these four funds. No sales charge is levied on the funds managed by Fidelity; however, an annual fee is charged by Fidelity to cover the operating expenses of each fund including the investment advisory fee. This fee is deducted from the investment return of each fund. A description of these investment options is as follows:

Funds Actively Receiving Contributions or Transfers at December 31, 2004:

Contrafund - Seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor.

Equity Income II Fund - Seeks a yield exceeding the S&P 500 by investing primarily in income-producing equity securities, considering the potential for capital appreciation.

Spartan U.S. Equity Index Portfolio - Seeks the goal of replicating the total return provided by the stocks included in the Standard and Poor’s (“S&P”) 500 by investing in virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner.

Retirement Money Market Portfolio - Seeks preservation of capital by investing in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars.

U.S. Bond Index Fund - Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index.

Fidelity Low Priced Stock Fund – Seeks capital appreciation by investing at least 80% of its assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies.

Asset Manager Fund - Seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments.

Diversified International Fund - Seeks capital appreciation by investing primarily in stocks of large companies located outside the U.S. that are considered to be undervalued and are included in the Morgan Stanley Capital International Europe, Australia and Far East Indexes.

Export and Multinational Fund - Seeks capital appreciation by investing primarily in stocks of U.S. companies that are expected to benefit from exporting or selling goods or services outside the U.S. The fund may also invest in foreign securities.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

(1) Plan Description (Continued)

Ariel Fund – Seeks capital appreciation by investing in the common stocks of widely ignored, misunderstood, or under-followed companies that provide quality goods and/or services. The fund targets smaller (small-cap) companies with market capitalizations of $2 billion or less at the time of investment.

Oakmark Select Fund – Seeks capital appreciation by investing primarily in common stocks of U.S. companies selling at a discount as compared with their true underlying value. The fund is non-diversified, which means that it is not limited to a percentage of assets that it may invest in any one issuer. The fund will generally have 15 to 20 securities in its portfolio.

Alger MidCap Growth Institutional Portfolio – Seeks long-term capital appreciation by investing primarily in mid-sized companies, which are those that have market capitalizations, at the time of investment, within the range of companies in the S&P MidCap 400 Index.

Iomega Stock Fund - Invests only in Iomega Corporation Common Stock. A small amount of the Iomega Stock Fund (approximately 1 to 6 percent) is held in cash to meet the Plan’s liquidity needs for making distributions and transfers. Shares of Iomega Corporation Common Stock are bought and sold over-the-counter each pay period based on participants’ elections. Voting rights for the Common Stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

Managed Income Portfolio - Seeks preservation of capital and a competitive level of income over time by investing in high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates.

Funds No Longer Receiving Contributions or Transfers at December 31, 2004:

Magellan Fund - Seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks.

Real Estate Investment Portfolio - Seeks to provide an above-average level of income as well as capital growth by investing primarily in stocks of domestic and foreign companies in the real estate industry.

Short-Term Bond Portfolio - Seeks high current income consistent with preservation of capital by investing in a broad range of fixed-income securities.

U.S. Government Reserves Fund - Seeks as high a level of current income as is consistent with security of principal and liquidity by investing in U.S. Government securities as well as entering into reverse repurchase agreements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

(1) Plan Description (Continued)

Participant Loans

Participant loans consist of promissory notes executed by participants. With the Plan’s consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant’s vested account balance. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 2004, outstanding loans bore interest at rates ranging from 6.5% to 10.5%. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time not to exceed 10 years. All loans, regardless of term, become due and payable when the participant’s employment with the Company terminates.

Termination of the Plan

Although it has not expressed its intent to do so, Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. In the event the Plan is terminated, participants would become 100% vested.

(2) Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

(2) Summary of Accounting Policies (Continued)

Mutual funds are valued at net asset value as reported by the fund (quoted market prices). Iomega Common Stock Fund shares which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in common collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Participant loans are reported at book value, which approximates fair value.

Net Realized and Unrealized Appreciation (Depreciation) in Fair Market Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year and the related fair value on the day investments are sold with respect to realized appreciation (depreciation) or on the last day of the year for unrealized appreciation (depreciation).

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Forfeitures

Non-vested benefits which are forfeited are utilized to reduce Company contributions to the Plan. During the year ended December 31, 2004, the Company utilized approximately $310,000 of forfeitures to reduce contributions to the Plan. As of December 31, 2004 and 2003, approximately $55,000 and $284,000, respectively, of forfeitures, included in the Retirement Money Market Portfolio in the accompanying financial statements, had not yet been utilized by the Company.

Administrative Expenses

Per the Plan document, the administrative expenses of the Plan may be paid by the Company or from Plan assets. The Company has been paying the administrative expenses relating to the investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in “Investment Options”). Participant maintenance fees related to account balances maintained by former employees are paid for out of these former employees’ accounts. Loan origination and loan maintenance fees are deducted from participants’ accounts who have taken out loans. These amounts are recorded in “administration fees” in the accompanying financial statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

(3) Investments

During 2004, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated/(depreciated) in value as follows:

                                                            Net Realized and
                                                       Unrealized Appreciation
                                                         (Depreciation) in Fair
                                                        Value During the Year
                                                        ---------------------

   Common Stock                                              $  (208,022)
   Mutual funds                                                3,910,886
                                                             -----------
                                                             $ 3,702,864
                                                             ===========

The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

                                                                                As of December 31,
                                                                          -----------------------------
                                                                              2004            2003
                                                                          ------------     ------------
Investments, at Fair Value as Determined by Quoted  Market Price:
   Contrafund                                                             $ 13,408,155     $ 13,641,895
   Equity Income II Fund                                                     4,004,036        4,391,898
   Spartan U.S. Equity Index Portfolio                                       3,879,582        4,278,247
   Magellan Fund                                                             3,499,803        4,343,590
   Retirement Money Market Portfolio                                         2,504,289        3,398,542
   U.S. Bond Index Fund                                                      2,448,964        2,531,411
   Other Mutual Funds                                                       12,257,248       11,752,302
   Iomega Stock Fund                                                           870,666          673,329
                                                                          ------------     ------------
                                                                            42,872,743       45,011,214
                                                                          ------------     ------------

Investments at Estimated Fair Value:
   Managed Income Portfolio                                                  2,667,670        3,028,759

Participant Loans                                                              579,675          572,658
                                                                          ------------     ------------
      Total Investments                                                   $ 46,120,088     $ 48,612,631
                                                                          ============     ============

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

(4) Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (“IRC”). The Plan is intended to qualify under Section 401(a) of the IRC. The IRS issued a favorable determination letter dated February 13, 2001, ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan’s steering committee and legal counsel believe that the Plan, as amended, is qualified and continues to be designed and operated in accordance with applicable IRC requirements.

(5) Subsequent Event

In January 2005, the Company's Board of Directors approved several enhancements to the Plan:

  All distributions on or after March 28, 2005 that are greater than $1,000 will require written consent from the participant;
  Participants with a vested account balance exceeding $1,000, whose employment with the Company has been terminated, have the option of leaving their money in the Plan;
  Effective January 18, 2005, the Iomega Common Stock Fund was converted to “real time trading” where trades are in actual shares of stock as opposed to units consisting of stock and short-term investments;
  Effective January 10, 2005, the following investment funds were added:
Fidelity Freedom Funds, including:

  Fidelity Freedom Income Fund
  Fidelity Freedom 2005 Fund
  Fidelity Freedom 2010 Fund
  Fidelity Freedom 2015 Fund
  Fidelity Freedom 2020 Fund
  Fidelity Freedom 2025 Fund
  Fidelity Freedom 2030 Fund
  Fidelity Freedom 2035 Fund
  Fidelity Freedom 2040 Fund;

  Effective January 10, 2005, the following funds that were previously “frozen” (i.e. no new contributions or transfers in were allowed) were “unfrozen” and can accept new contributions and transfers:
Fidelity Short-Term Bond Portfolio Fidelity Real Estate Investment Portfolio and
  The following funds continue to remain “frozen”:
Magellan Fund U.S. Government Reserves Fund

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
FORM 5500 - SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

           (b) Identity of Issuer, Borrower,                                                        (d) Current
  (a)          Lessor or Similar Party                    (c) Description of Investment                 Value
-------- ------------------------------------------------ ------------------------------------ ------------------
   *     Fidelity Contrafund                              236,309 shares of mutual fund            $ 13,408,155**

   *     Fidelity Equity Income II Fund                   166,765 shares of mutual fund               4,004,036**

         Spartan U.S. Equity Index Portfolio              90,518 shares of mutual fund                3,879,582**

   *     Fidelity Magellan Fund                           33,720 shares of mutual fund                3,499,803**

   *     Fidelity Managed Income Portfolio                2,667,670 shares of common                  2,667,670**
                                                             collective trust

   *     Fidelity Retirement Money Market Portfolio       2,504,289 shares of money market            2,504,289**
                                                             fund

   *     Fidelity U.S. Bond Index Fund                    219,835 shares of mutual fund               2,448,964**

   *     Fidelity Low Priced Stock Fund                   55,063 shares of mutual fund                2,216,303

   *     Fidelity Asset Manager Fund                      129,300 shares of mutual fund               2,095,954

   *     Fidelity Diversified International Fund          64,378 shares of mutual fund                1,843,786

   *     Fidelity Export and Multinational Fund           90,050 shares of mutual fund                1,768,588

         Ariel Fund                                       24,541 shares of mutual fund                1,304,857

         Oakmark Select Fund                              38,978 shares of mutual fund                1,299,918

   *     Fidelity Real Estate Investment Portfolio        21,295 shares of mutual fund                  629,051

         Alger MidCap Growth Institutional Portfolio      35,652 shares of mutual fund                  601,454

   *     Fidelity Short-Term Bond Portfolio               55,120 shares of mutual fund                  494,974

   *     Fidelity U.S. Government Reserves Fund           2,363 shares of mutual fund                     2,363

   *     Iomega Corporation Common Stock                  149,699 shares of common stock                829,333

   *     Iomega Stock Fund - Cash account                 41,333 units of cash                           41,333

         Participant loans                                Interest rates ranging from                   579,675
                                                             6.5% to 10.5%

         *   Denotes party-in-interest.
         ** Represents 5% or more of the fair value of net assets available for Plan participants.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
                                              (Name of Plan)

Dated: 06/16/05	/s/ Anna L. Aguirre
Anna L. Aguirre
Vice President, Human Resources and Facilities

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description
-----------------------	------------------------------------------------------------------------------------------------------------
23.1	Consent of Independent Registered Public Accounting Firm - BDO Seidman, LLP